UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2022

Commission File Number: 001-40007

Atotech Limited

(Exact name of Registrant as specified in its charter)

Bailiwick of Jersey

(Jurisdiction of incorporation)

William Street, West Bromwich

West Midlands, B70 0BG

United Kingdom

(address of principal executive offices)

Indicate by check mark whether the registrant files, or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

PART I — FINANCIAL INFORMATION

Item 1. Unaudited Interim Condensed Consolidated Financial Statements

1.	Unaudited Interim Condensed Consolidated Financial Statements

1.1	Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)[1]

($ in millions), except earnings per share	Note	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Revenue	(1)	358.0	353.1
Cost of sales, excluding depreciation and amortization		(174.1)	(167.0)
Depreciation and amortization	(2)	(42.6)	(44.6)
Selling, general and administrative expenses		(64.9)	(68.3)
Research and development expenses		(12.1)	(12.3)
Restructuring benefit (expenses)		0.1	(0.1)

Operating profit		64.3	60.9

Interest expense		(13.8)	(64.1)
Other income (expense), net		16.8	(58.6)

Income (loss) before income taxes		67.3	(61.7)

Income tax expense	(3)	(19.5)	(9.9)

Consolidated net income (loss)		47.8	(71.6)

Earnings per share
Basic earnings (loss) per share	(4)	0.25	(0.55)
Diluted earnings (loss) per share	(4)	0.24	(0.55)

($ in millions)	Note	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Consolidated net income (loss)		47.8	(71.6)

Other comprehensive loss
Actuarial gains and losses		16.5	11.4
Tax effect		(4.8)	(3.4)

Items not potentially reclassifiable to statement of income		11.6	8.0

Currency translation adjustment		(29.8)	(63.1)
Hedge reserve		—	0.1
Thereof: Income (cost) of Hedging (OCI II)		—	1.3

Items potentially reclassifiable to statement of income (loss), net of tax		(29.8)	(63.0)

Total other comprehensive loss, net amount		(18.2)	(54.9)

Comprehensive income (loss)		29.6	(126.5)

[1]	The notes are an integral part of these consolidated financial statements

1.2	Unaudited Interim Consolidated Statements of Financial Position[2]

($ in millions)	Note	As of Mar. 31, 2022	As of Dec. 31, 2021
Assets
Non-current assets
Property, plant and equipment		316.8	328.9
Intangible assets		1,304.9	1,343.0
Goodwill		780.0	786.9
Right-of-use assets		81.5	83.4
Other financial assets	(10)	23.2	8.9
Other non-financial assets		3.0	3.5

Total non-current assets		2,509.3	2,554.7

Current assets
Inventories		211.9	185.8
Trade receivables	(10)	281.7	290.4
Other financial assets	(5), (10)	21.3	18.9
Other non-financial assets	(5)	32.9	24.4
Tax assets		32.1	51.2
Cash and cash equivalents	(10)	373.6	371.6

Total current assets		953.6	942.3

Total assets		3,462.9	3,496.9

Liabilities & shareholders’ equity
Shareholders’ equity
Common shares and preferred shares	(6)	19.5	19.5
Paid-in surplus and retained earnings	(6)	870.5	819.5
Currency translation adjustment and other reserves	(6)	39.2	57.3

Total shareholders’ equity		929.1	896.3

Non-current liabilities
Borrowings	(8), (10)	1,533.7	1,540.9
Deferred tax liabilities		301.0	306.1
Employee benefits		124.1	143.4
Provisions		8.4	9.3
Lease liabilities	(10)	50.4	52.1
Other financial liabilities		0.0	0.1

Total non-current liabilities		2,017.6	2,052.0

Current liabilities
Borrowings	(8), (10)	10.7	10.7
Trade payables	(10)	242.2	259.2
Tax liabilities		75.6	93.0
Lease liabilities	(10)	11.6	12.1
Other financial liabilities	(9), (10)	10.4	11.5
Other non-financial liabilities	(9)	148.8	146.2
Provisions		17.0	16.1

Total current liabilities		516.2	548.7

Total liabilities & shareholders’ equity		3,462.9	3,496.9

[2]	The notes are an integral part of these consolidated financial statements

1.3	Unaudited Interim Consolidated Statements of Cash Flows[3]

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Operating activities
Consolidated net income (loss)	47.8	(71.6)
Adjustments to reconcile net income (loss) to cash provided by operating activities:
Depreciation and amortization	42.6	44.6
Income taxes and changes in non-current provisions	19.2	10.1
(Gains)/losses on disposals of assets	0.0	0.1
Net (gain)/loss on financial instruments at fair value	(16.3)	67.0
Accrued financial interest costs	12.7	31.2
Amortization of deferred financing cost, including original issuance discounts	0.8	32.9
Interest paid	(12.3)	(27.7)
Taxes paid	(25.8)	(38.7)
Other	(6.1)	(10.8)
(Increase)/decrease in inventories	(28.1)	(21.8)
(Increase)/decrease in trade receivables	7.0	10.0
Increase/(decrease) in trade payables	(14.1)	(16.3)
Changes in other assets and liabilities	(4.8)	(8.5)

Cash flow provided by operating activities	22.5	0.4

Investing activities
Intangible assets and property, plant and equipment additions	(8.9)	(11.5)
Proceeds from the disposal of property, plant and equipment	0.1	0.1

Cash flow used in investing activities	(8.7)	(11.4)

Financing activities
Issuance of shares	—	472.7
Issuance of non-current debt	—	100.0
Repayment of non-current debt	(3.4)	(648.9)
Increase (decrease) in current borrowings and bank debt	(0.7)	—
Increase (decrease) in current financial assets and liabilities	1.2	(4.0)
Payment of lease liabilities	(3.7)	(3.9)

Cash flow used in financing activities	(6.6)	(84.2)

Net (decrease)/increase in cash and cash equivalents	7.2	(95.2)

Effect of exchange rates	(5.1)	(8.1)
Cash and cash equivalents at the beginning of the period	371.6	320.1

Cash and cash equivalents at the end of the period	373.6	216.8

[3]	The notes are an integral part of these consolidated financial statements

1.4	Unaudited Interim Consolidated Statements of Changes in Shareholders’ Equity[4]

($ in millions)	Common Shares	Preferred Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total
As of Jan. 1, 2021	9.1	92.9	261.6	166.4	(31.2)	(15.2)	483.7

Net loss for the period	—	—	(71.6)	—	—	—	(71.6)
Other comprehensive income (loss)	—	—	—	(63.1)	0.1	8.1	(54.9)

Comprehensive income (loss)	—	—	(71.6)	(63.1)	0.1	8.1	(126.5)

Conversion of preference shares	7.4	(92.9)	85.5	—	—	—	—
Issuance of shares	2.9	—	494.6	—	—	—	497.6
Transaction costs	—	—	(30.5)	—	—	—	(30.5)
Share-based payments	—	—	0.2	—	—	—	0.2

As of Mar. 31, 2021	19.5	—	739.9	103.4	(31.1)	(7.2)	824.5

($ in millions)	Common Shares	Preferred Shares	Paid-in surplus and retained earnings	Currency translation adjustment	Hedge reserve	Other	Total
As of Jan. 1, 2022	19.5	—	819.5	89.3	(31.6)	(0.4)	896.3

Net income for the period	—	—	47.8	—	—	—	47.8
Other comprehensive income (loss)	—	—	—	(29.8)	—	11.6	(18.2)

Comprehensive income (loss)	—	—	47.8	(29.8)	—	11.6	29.6

Share-based payments	—	—	3.2	—	—	—	3.2

As of Mar. 31, 2022	19.5	—	870.5	59.5	(31.6)	11.3	929.1

[4]	The notes are an integral part of these consolidated financial statements

2.	Notes to the Unaudited Interim Condensed Consolidated Financial Statements

2.1	Basis of Preparation

2.1.1	General and Description of the Business

General

Atotech Limited is a public company incorporated in Bailiwick of Jersey with its registered seat in 3rd floor, 44 Esplanade, St Helier, JE4 9WG, Jersey and the address of its registered head office in William Street, West Bromwich, West Midlands, B70 OBG, United Kingdom. Atotech Limited is listed on the New York Stock Exchange under the ticker symbol “ATC”.

Business

The Company is a leading global provider of specialty electroplating solutions delivering chemistry, equipment, and service for high growth technology applications. The Company’s solutions are used in a wide variety of end markets, including smartphones, communication infrastructure, big data infrastructure, automotive and electronics.

The Company has two operating and reportable segments which are the Electronics (“EL”) segment and the General Metal Finishing (“GMF”) segment. The EL segment supplies chemistry, production equipment and comprehensive services to the electronics industry, especially to the printed circuit board manufacturers, package substrate makers and semiconductor companies. Its products and technologies serve the main electronics end-markets, including communication, computer, automotive, industrial, medical, aerospace and military industries. The GMF segment supplies chemistry, production technology and comprehensive services to the surface finishing industries in all areas of application. Its products and technologies serve the main surface finishing end-markets, including the automotive, consumer electronics, construction, sanitary, white goods and oil & gas industries.

MKS Acquisition

On Jul. 1, 2021, MKS Instruments, Inc. (NASDAQ: MKSI) (“MKS”) and Atotech Limited announced that they have entered into a definitive agreement pursuant to which MKS will acquire Atotech for $16.20 in cash and 0.0552 of a share of MKS common stock for each Atotech common share. The transaction has been unanimously approved by MKS and Atotech boards of directors and was also approved by Atotech’s shareholders when over 99 percent of Atotech shares voted in favor of the acquisition in a general meeting held on Nov. 3, 2021.

The pending acquisition has received the approval from 12 out of 13 global antitrust regulatory authorities, which approvals are conditions to the closing of the transaction. In China, the remaining jurisdiction, MKS and Atotech are continuing to work constructively with the State Administration for Market Regulation (“SAMR”). Atotech has agreed to extend the date for completing MKS’s pending acquisition of Atotech to September 30, 2022 from March 31, 2022. The extension is intended to allow additional time for receipt of regulatory approval from China’s SAMR.

Completion of the transaction, which is to be effected by means of a scheme of arrangement under the laws of Bailiwick of Jersey, is also subject to obtaining the required sanction by the Royal Court of Jersey and the satisfaction of customary closing conditions.

2.1.2	Basis of Presentation

The unaudited interim condensed consolidated financial statements (abbreviated with ‘interim financial statements’) of the Group as of and for the period ended Mar. 31, 2022, are presented in U.S. dollars. Unless otherwise indicated, all amounts are shown in millions of U.S. dollars rounded to one decimal place in accordance with standard commercial practice, which may result in rounding differences and percentage figures presented may not exactly reflect the absolute figures they relate to. Values of 0.0 indicate that the rounded value is equivalent to zero while an em dash (“—“) is used when no value is available.

These interim financial statements have been prepared in accordance with IAS 34 ‘Interim Financial Reporting’ and do not include all the information and disclosures required for a complete set of financial statements prepared in accordance with IFRS. Therefore, the interim financial statement should be read in conjunction with the Group’s last annual consolidated financial statements as of and for the year ended Dec. 31, 2021.

These interim financial statements were authorized for issue by the Company’s board of directors on May 5, 2022.

In preparing these interim financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the last annual consolidated financial statements.

We have reclassified a gain of $21.7 million on the derecognition of embedded derivates in connection with extinguishment of debt during the three month period ending Mar. 31, 2021 from “Other income (expense), net” to “Interest expense” to conform to our current period presentation.

New standards, amendments and interpretations adopted by the Group

The accounting standards and interpretations adopted in the preparation of the interim financial statements are consistent with those followed in the preparation of the Group’s annual consolidated financial statements for the year ended Dec. 31, 2021, except for the adoption of new standards, amendments and interpretations effective as of Jan. 1, 2022:

•	Onerous Contracts—Cost of Fulfilling a Contract (Amendments to IAS 37)

•	Annual Improvements to IFRS Standards 2018-2020 (Minor amendments to IFRS 1, IFRS 9, IFRS 16 and IAS 41)

•	Property, Plant and Equipment: Proceeds before Intended Use (Amendments to IAS 16)

•	Reference to the Conceptual Framework (Amendments to IFRS 3)

The new standards, amendments and interpretations shown above do not have a material impact on the consolidated financial statements of the Group.

2.1.3	Summary of Significant Accounting Policies

Significant accounting policies used by the Group are disclosed in the Notes to the consolidated financial statements of Atotech Limited as of Dec. 31, 2021.

2.2	Notes to the Unaudited Interim Consolidated Statements of Comprehensive Income/(Loss)

(1)	Revenue

Set out below is the disaggregation of the Group’s revenue from contracts with customers:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Type of goods or service
Chemistry revenue	312.2	317.0
Equipment revenue	45.7	36.1

Total revenue from contracts with customers	358.0	353.1

Geographical market
Asia	246.5	237.7
Europe	77.7	84.5
Americas	33.8	30.9

Total revenue from contracts with customers	358.0	353.1

Timing of revenue recognition
Recognized at a point in time	330.0	328.6
Recognized over time	27.9	24.5

Total revenue from contracts with customers	358.0	353.1

Regarding the geographical markets, the revenue mainly relates to the following countries: China (2022: $130.5 million, 2021: $128.8 million), Taiwan (2022: $32.4 million, 2021: $30.4 million) and Germany (2022: $43.9 million, 2021: $46.5 million).

(2)	Depreciation and amortization

Depreciation and amortization contain the following:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Depreciation of tangible assets	(14.2)	(16.4)
Amortization of intangible assets	(28.3)	(28.7)
(Impairment) / reversal of impairment of tangible and intangible assets	(0.2)	0.5

Total depreciation and amortization	(42.6)	(44.6)

(3)	Income Taxes

Current and deferred income taxes are recognized in accordance with IAS 12 (“Income Taxes”). The major components of income tax expense in the Interim Condensed Consolidated Financial Statements are:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Current income tax	(25.9)	(21.1)
Therof prior year adjustments	(1.6)	(0.2)

Deferred income tax benefits	6.4	11.2
Therof prior year adjustments	1.7	0.2

Total tax expense	(19.5)	(9.9)

(4)	Earnings per Share

Basic earnings per share are determined by dividing the net income/(loss) for the period attributable to the ordinary shareholders of Atotech Limited by the basic weighted average number of ordinary shares outstanding during the period.

Basic earnings per share are calculated as follows:

($ in millions, except share data and earnings per share)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Net income/(loss) for the period	47.8	(71.6)
Interest accrued on preferred shares	—	(14.3)

Net income/(loss) attributable to shareholders	47.8	(85.9)

Basic weighted average number of ordinary shares outstanding	194,695,832	156,384,703

Basic earnings/(loss) per share	0.25	(0.55)

As of Mar. 31, 2022, the number of common shares outstanding amounted to 194,695,832. Please also refer to Note (6) for more information on common shares.

Interest accrued on preferred shares refers to the 12% compounded annual dividend on preferred shares prior to any dividend distributions made to holders of common shares. Following the conversion of the preferred shares to common shares on Feb. 3, 2021, the preference dividend described above also ceased to accrue.

Diluted earnings per share are calculated by dividing the net income attributable to ordinary shareholders of Atotech Limited by the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares. For the three months period ended Mar. 31, 2022, diluted earnings per share were calculated as follows:

($ in millions, except share data and earnings per share)	Three months ended Mar. 31, 2022
Net income attributable to shareholders	47.8

Diluted weighted average number of ordinary shares outstanding	196,789,775

Diluted earnings per share	0.24

The dilutive effect is due to outstanding stock options. Please also refer to Note (7).

For the other period presented in the basic earnings per share table above, ordinary shares with a dilutive effect (stock options) were excluded, because the effect would be anti-dilutive. Hence, the basic earnings per share correspond to diluted earnings per share for this period.

2.3	Notes to the Unaudited Interim Consolidated Statements of Financial Position

(5)	Other current financial and non-financial assets

Other current financial and non-financial assets are presented in the following table:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Fair value of current derivatives—assets	4.1	1.1
Factoring related assets	2.6	4.0
Notes receivable	9.5	10.9
Other receivables	5.0	2.9

Total other current financial assets	21.3	18.9

Contract assets, net of valuation allowance	19.6	15.5
Prepaid expenses	9.7	5.9
Prepayments	3.6	3.0

Total other current non-financial assets	32.9	24.4

Please refer to Note (10) for further information on derivative financial instruments.

(6)	Shareholders’ Equity

As of Mar. 31, 2022, Atotech Limited’s share capital consists of 194,695,832 common shares (Dec. 31, 2021: 194,695,832 common shares) with a nominal value of $0.10 per share and standard voting rights.

Shareholders’ equity is as follows:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Shareholders’ equity
Common Shares	19.5	19.5
Paid-in surplus and retained earnings	870.5	819.5
Currency translation adjustment and other reserves	39.2	57.3

Total shareholders’ equity	929.1	896.3

The currency translation adjustment comprises the cumulative gains and losses arising from translating the financial statements of foreign operations that use functional currencies other than U.S. dollar. Other reserves comprise the hedging reserve of the subsidiaries and actuarial gains and losses relating to defined benefit obligations. The hedging reserve consists of the effective portion of the gains and losses on hedging instruments related to hedged transactions that have not occurred yet.

(7)	Share-Based Payment Plans

The Group maintains several share-based compensation arrangements, under which the Group receives services from eligible directors or employees in exchange for the following equity instruments:

•	Share options in the Company,

•	Common shares in the Company (“share awards”).

During the period ended Mar. 31, 2022, the Group recognized expenses for share-based compensation in the amount of $3.2 million (2021: $0.2 million), of which $3.2 million (2021: $0.2 million) relates to equity-settled share-based payment awards The share-based payment programs of the Group are accounted for as equity-settled share-based payments, except the first tranche of the Restricted Share Unit (RSU) plan which was modified from equity-settled to cash-settled at the end of the financial year 2021. During the period ended Mar. 31, 2022, the first tranche of the RSU plan (approx. 110 thousand RSUs) was paid to the participants for a total amount of $2.8 million.

Compared to Dec. 31, 2021, there were no other major changes in regards to the share-based payment plans of the Group.

(8)	Non-current and current Borrowings

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Other non-current financial borrowings	1,533.7	1,540.9

Non-current borrowings	1,533.7	1,540.9

Current portion of non-current financial borrowings	10.7	10.7

Current borrowings	10.7	10.7

Total borrowings	1,544.4	1,551.6

The following is a summary of the Company’s current and non-current borrowings:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Senior Secured Credit Facilities:
Term Loans	1,548.7	1,556.3
Less—Deferred financing costs	(15.0)	(15.4)

Total non-current borrowings	1,533.7	1,540.9

Senior Secured Credit Facilities:
Term Loans	13.5	13.5
Short-term financing costs	(2.8)	(2.8)

Total current borrowings	10.7	10.7

Total borrowings	1,544.4	1,551.6

In Mar. 2021, the Group entered into a Revolving Credit Facility (RCF) which provides for revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million due in Mar. 2026. Borrowings under the RCF bear interest at a floating rate of 1.00% – 2.00% + IBOR* (floor 0.0%) per annum, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. For undrawn amounts, a commitment fee of 0.25% – 0.375% per annum accrues, depending on the net leverage ratio of the Group determined in accordance with the credit agreement. At Mar. 31, 2022 the Group had $232.5 million out of $250.0 million of available borrowings under its RCF due to the use of $17.5 million of Ancillary Facilities.

In Mar. 2021, the Group completed the early refinancing of its debt. The Term Loans B-1 and B-3 were replaced by a new senior secured term loan structure with a $1,350.0 million tranche (Term Loan B-1: “TL B-1”) and a €200.0 million tranche (Term Loan B-2: “TL B-2”). The terms and conditions of the Term Loans are as follows:

Loan	Currency	Nominal interest rate p.a.	Maturity date	Repayment of principal	Payment of interest
TL B-1	USD	2.50% + IBOR* (0.5% floor)	Mar. 2028	0.25% of principal per quarter	end of interest period*

TL B-2	EUR	2.75% + IBOR* (0.0% floor)	Mar. 2028	on maturity	end of interest period*

*	The Group can elect interest periods of one, three or six months. Depending on the interest period chosen, the IBOR is amended to this term

Interest and repayments regarding the Term Loans are paid quarterly, whereas the full principal of TL B-2 is due for repayment on maturity.

The term loans are collateralized by a material amount of assets of the Group and include covenants that define a maximum net leverage ratio. However, the net leverage ratio is only applicable when the amount drawn is higher than 40% of the total commitment. As of Mar. 31, 2022, no amounts have been drawn on the facility. Hence, the Group was in compliance with all financial covenants through the period to Mar. 31, 2022.

(9)	Other current financial and non-financial liabilities

The following table shows other current financial and non-financial liabilities:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Current bank debt	4.0	4.7
Fair value of derivatives—current liabilities	1.6	0.4
Factoring related liabilities	0.5	0.7
Other	4.3	5.7

Total other current financial liabilities	10.4	11.5

Contract liabilities	70.4	65.2
Payables to personnel and social organizations	78.0	80.6
Deferred income	0.4	0.4

Total other current non-financial liabilities	148.8	146.2

Please refer to Note (10) for the position fair value of derivatives.

2.4	Other Notes

(10)	Financial Instruments

The following values for derivative financial instruments were recognized in the balance sheet as of Mar. 31, 2022 and Dec. 31, 2021:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
Interest rate cap	19.0	4.5

Total derivatives included in non-current financial assets	19.0	4.5

Foreign exchange contracts (Forwards)	4.1	1.1

Total derivatives included in current financial assets	4.1	1.1

Foreign exchange contracts (Forwards)	1.6	0.4

Total derivatives included in current financial liabilities	1.6	0.4

The following table presents information on gains and losses on derivative instruments which are recorded in “Other income (expense), net” on the statement of profit or loss:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Embedded Derivatives	—	(65.7)
Interest rate cap	14.5	2.1
Foreign exchange contracts	0.6	(15.3)

Total	15.1	(78.9)

The carrying amounts of the financial instruments were derived as follows as of Mar. 31, 2022:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	281.7	281.7	—
Cash and cash equivalents	FAAC	373.6	373.6	—
Other financial assets	FAAC	21.4	21.4	—
Foreign exchange contracts not designated as hedging instrument	FAFV	4.1	—	4.1
Interest rate cap	FAFV	19.0	—	19.0

Total financial assets		699.8	676.7	23.1

Non-current borrowings	FLAC	1,533.7	1,533.7	—
Current borrowings	FLAC	10.7	10.7	—

Total debt		1,544.4	1,544.4	—

Trade payables	FLAC	242.2	242.2	—
Lease liabilities	FLAC	61.9	61.9	—
Other financial liabilities	FLAC	8.8	8.8	—
Foreign exchange contracts not designated as hedging instrument	FLFV	1.6	—	1.6

Total financial liabilities		1,858.9	1,857.4	1.6

FAAC    =    Financial Assets at amortized Cost

FAFV    =    Financial Assets at Fair value through profit or loss

FLFV    =    Financial Liability at Fair value through profit or loss

FLAC    =    Financial Liabilities at amortized Cost

The carrying amounts of the financial instruments were derived as follows as of Dec. 31, 2021:

($ in millions)	Classification pursuant to IFRS 9	Carrying amount as per statement of financial position	Measured at amortized cost	Measured at fair value
Trade receivables	FAAC	290.4	290.4	—
Cash and cash equivalents	FAAC	371.6	371.6	—
Other financial assets	FAAC	22.2	22.2	—
Foreign exchange contracts not designated as hedging instrument	FAFV	1.0	—	1.0
Interest rate cap	FAFV	4.5	—	4.5

Total financial assets		689.8	684.2	5.5

Non-current borrowings	FLAC	1,540.9	1,540.9	—
Current borrowings	FLAC	10.7	10.7	—

Total debt		1,551.6	1,551.6	—

Trade payables	FLAC	259.2	259.2	—
Lease liabilities	FLAC	64.2	64.2	—
Other financial liabilities	FLAC	11.1	11.1	—
Foreign exchange contracts not designated as hedging instrument	FLFV	0.4	—	0.4

Total financial liabilities		1,886.5	1,886.1	0.4

FAAC    =    Financial Assets at amortized Cost

FAFV    =    Financial Assets at Fair value through profit or loss

FLFV    =    Financial Liability at Fair value through profit or loss

FLAC    =    Financial Liabilities at amortized Cost

As in the prior year, no financial assets have been reclassified from one category to another in 2022.

Net gains and losses of financial instruments for each measurement category breaks down as follows:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
FAAC	(0.2)	3.8
FLAC	(13.5)	(64.1)
FAFV/FLFV	16.2	(77.1)
No class	(1.1)	(1.8)

Total	1.5	(139.2)

The net loss for the FLAC category is included in interest expense in the consolidated statement of comprehensive income while the net gains or losses of the other categories are shown in other income or expense.

The net result of the FAAC measurement category contains impairment losses and reversals on trade receivables. The net result of the FAAC measurement category also includes interest income. The net result of the FLAC measurement category includes interest expenses for ongoing debt service as well as the result from loan amortization, which is also included in interest expense.

The following tables show the carrying amounts and fair values of all financial instruments recognized in the consolidated financial statements as well as the hierarchy for the determination of fair value in accordance with IFRS 13:

As of Mar. 31, 2022	Carrying amount	Fair value
($ in millions)		Level 1	Level 2	Level 3	Total
Trade receivables	281.7	—	—	—	—
Cash and cash equivalents	373.6	—	—	—	—
Other financial assets	21.4	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	4.1	—	4.1	—	4.1
Interest rate cap	19.0	—	19.0	—	19.0

Total financial assets	699.8	—	23.1	—	23.1

Non-current borrowings	1,533.7	—	1,562.2	—	1,562.2
Current borrowings	10.7	—	—	—	—

Total debt	1,544.4	—	1,562.2	—	1,562.2

Trade payables	242.2	—	—	—	—
Lease liabilities	61.9	—	—	—	—
Other financial liabilities	8.8	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	1.6	—	1.6	—	1.6

Total financial liabilities	1,858.9	—	1,563.8	—	1,563.8

As of Dec. 31, 2021	Carrying amount	Fair value
($ in millions)		Level 1	Level 2	Level 3	Total
Trade receivables	290.4	—	—	—	—
Cash and cash equivalents	371.6	—	—	—	—
Other financial assets	22.2	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	1.0	—	1.0	—	1.0
Interest rate cap	4.5	—	4.5	—	4.5

Total financial assets	689.8	—	5.5	—	5.5

Non-current borrowings	1,540.9	—	1,569.8	—	1,569.8
Current borrowings	10.7	—	—	—	—

Total debt	1,551.6	—	1,569.8	—	1,569.8

Trade payables	259.2	—	—	—	—
Lease liabilities	64.2	—	—	—	—
Other financial liabilities	11.1	—	—	—	—
Foreign exchange contracts not designated as hedging instrument	0.4	—	0.4	—	0.4

Total financial liabilities	1,886.5	—	1,570.2	—	1,570.2

Offsetting and Transfers of Financial Assets

In cases where the Company has a legally enforceable right to offset financial liabilities and financial assets, and has the intention to settle these financial instruments on a net basis, Atotech offsets these financial instruments and reports the net amount on the balance sheet. As of Mar. 31, 2022 and Dec. 31, 2021, no financial instruments were subject to offsetting.

The Group held no collateral of financial or non-financial assets as of Mar. 31, 2022 and Dec. 31, 2021, that are permitted to be sold or repledged in the absence of default by the owner.

(11)	Segment Reporting

The Group identifies an operating segment as a component: (i) that engages in business activities from which it may earn revenues and incur expenses; (ii) whose operating results are regularly reviewed by the Chief Operating Decision Maker (CODM) as defined under IFRS 8 “Operating Segments” to make decisions about resources to be allocated to the segment and assess its performance; and (iii) that has available discrete financial information.

The CODM reviews financial information at the operating segment level to allocate resources and to assess the operating results and financial performance for each operating segment. The Group’s CODM is identified as Geoffrey Wild, CEO and member of Board of Directors, because he has final authority over performance assessment and resource allocation decisions. The Group’s segments are based on the type and concentration of customers served, service requirements, methods of distribution and major product lines.

The EL segment services the electronics supply chain, with specialty chemicals used in the plating process for PCBs embedded in smartphones, computing hardware, tablets, semiconductor packing, other electronic devices and production equipment which are a critical element of the electronics value chain.

The GMF segment supplies specialty plating chemicals for functional and decorative surface finishing applications to a diverse set of customers, including automotive, building products, heavy machinery, household fixtures, decorative hardware as well as production equipment.

The CODM assesses the performance of the operating segments based on Segment Adjusted EBITDA. This measure is defined as EBITDA (consolidated net income (loss) before interest, taxes, depreciation and amortization, excluding impairment charges) adjusted for certain items which management believes do not reflect the core operating performance of the operating segments. Such adjustments, described below in more detail, include non-cash effects of non-operating costs such as share-based compensation and impairments, foreign currency transaction losses, net, restructuring costs, the impact of discontinued activities, certain costs related to business combinations, and management fees paid to Carlyle.

No segment asset or liability measures are reported to the CODM, and such measures are not used for purposes of assessing performance or allocating resources. The following tables summarize selected financial information by segment:

	Three months ended Mar. 31, 2022			Three months ended Mar. 31, 2021
($ in millions)	EL	GMF	Total	EL	GMF	Total
Revenue	231.8	126.1	358.0	225.6	127.5	353.1
thereof Chemistry revenue	191.9	120.4	312.2	192.2	124.9	317.0
thereof Equipment revenue	40.0	5.8	45.7	33.4	2.7	36.1
Segment Adjusted EBITDA	81.3	31.1	112.4	75.7	34.6	110.3

Reconciliation of Segment Adjusted EBITDA to consolidated net income / (loss) is as follows:

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
EL Segment Adjusted EBITDA	81.3	75.7
GMF Segment Adjusted EBITDA	31.1	34.6
Non-cash adjustments(a)	(3.3)	(79.4)
Foreign exchange gain/(loss)(b)	0.7	16.3
Restructuring benefit/(expense)(c)	0.1	(0.1)
Transaction related costs(d)	(0.9)	(4.4)
Management fee(e)	(0.5)	(0.5)
COVID-19 adjustment(f)	—	(0.2)
Interest (expense)/income, net	1.2	(58.6)
Income taxes	(19.5)	(9.9)
Depreciation and amortization (excluding impairment charges)	(42.5)	(45.1)

Consolidated net income (loss)	47.8	(71.6)

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges, (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the de-recognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019.

(b)	Eliminates net foreign currency transactional gains and losses.
(c)	Eliminates charges resulting from restructuring activities principally from the Group’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. The consulting agreement pursuant to which management fees are paid to Carlyle will terminate on the earlier of (i) the second anniversary of the IPO and (ii) the date upon which Carlyle ceases to own more than ten percent of the outstanding voting securities of the Company.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

Non-current assets by country were as follows1:

($ in millions)	As of Mar. 31, 2022	As of Dec. 31, 2021
China	852.9	863.2
Germany	708.9	729.4
Other countries	925.5	954.4

Total	2,487.3	2,547.0

(12)	Related Parties

Atotech identified related parties in accordance with IAS 24. Atotech had transactions with related parties in the reporting period in the ordinary course of business.

The Group entered into a consulting agreement with the controlling shareholder (The Carlyle Group; “Carlyle”) under which the Company, or its subsidiaries, will pay Carlyle an annual fee for consulting services. The annual fee is payable on a quarterly basis. For the period ended Mar. 31, 2022, the Group paid Carlyle $0.5 million for consulting services.

As of Mar. 31, 2022, trade receivables from related parties amounted to $0.5 million (Dec. 31, 2021: $0.4 million).

Transactions with Key Management Personnel

Key management personnel consist of a total of nineteen individuals as of Mar. 31, 2022, who constitute people having authority and responsibility for planning, directing, and controlling the Company’s activities. For the period ended Mar. 31, 2022, key management personnel compensation related to share-based payments was $1.4 million. Furthermore, members of the key management personnel received cash payments in the amount of $0.9 million for the cash settlement of the first tranche of the RSU plan. Please also refer to Note (7).

As of Mar. 31, 2022, the key management personnel of the Company consist of the members of the Senior Management Team (CEO, CFO, COO, two Presidents, and four Vice Presidents) and the Board of Directors.

Compensation of the Company’s key management personnel includes salaries, short- and long-term benefits as well as post-employment benefits. Additionally, the entire key management personnel participate in the Company’s Performance Shares Program.

($ in millions)	Three months ended Mar. 31, 2022	Three months ended Mar. 31, 2021
Short-term employee benefits	1.9	3.2
Post-employment benefits	0.1	0.1
Share-based payment expense	1.4	0.0

Total	3.5	3.4

(13)	Subsequent Events

No events occurred between the reporting date (Mar. 31, 2022) and the date the consolidated financial statements were authorized for the issue by the Management Board (May. 5, 2022) which could materially affect the presentation of the financial performance and position of the group.

[1]	Excluding financial instruments, deferred tax assets, post-employment benefit assets, and rights arising under insurance contracts.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion summarizes the significant factors affecting our operating results, financial condition, liquidity, and cash flows as of and for the periods presented below. The following discussion and analysis should be read in conjunction with the unaudited interim condensed financial statements and related notes thereto of Atotech Limited included elsewhere in this report.

Special Note Regarding Forward-Looking Statements

Many statements made in this report that are not statements of historical fact, including statements about our beliefs and expectations, are forward-looking statements and should be evaluated as such. Forward-looking statements include information concerning possible or assumed future results of operations, including descriptions of our business plan and strategies and trends we expect to affect our business. These statements often include words such as “anticipate,” “expect,” “suggests,” “plan,” “believe,” “intend,” “estimates,” “targets,” “projects,” “should,” “could,” “would,” “may,” “will,” “forecast,” and other similar expressions. We base these forward-looking statements or projections on our current expectations, plans, and assumptions that we have made in light of our experience in the industry, as well as our perceptions of historical trends, current conditions, expected future developments, and other factors we believe are appropriate under the circumstances and at such time.

As you read and consider this report, you should understand that these statements are not guarantees of future performance or results. The forward-looking statements and projections are subject to and involve risks, uncertainties, and assumptions and you should not place undue reliance on these forward-looking statements or projections. Although we believe that these forward-looking statements and projections are based on reasonable assumptions at the time they are made, you should be aware that many factors could affect our actual financial results or results of operations and could cause actual results to differ materially from those expressed in the forward-looking statements and projections. Factors that may materially affect such forward-looking statements and projections include, but are not limited to:

•

the uncertainty of the magnitude, duration, geographic reach, impact on the global economy of the COVID-19 pandemic, as well as the current and potential travel restrictions, stay-at-home orders, and other economic restrictions implemented to address it;

•	uncertainty, downturns, and changes in our target markets;

•	foreign currency exchange rate fluctuations;

•	reduced market acceptance and inability to keep pace with evolving technology and trends;

•	loss of customers;

•	increases in costs or reductions in the supplies of raw materials that may materially adversely affect our business, financial condition, and results of operations;

•	our ability to provide products and services in light of changing environmental, health and safety, product liability, financial, and other legislation and regulation;

•	our failure to compete successfully in product development;

•	our ability to successfully execute our growth initiatives, business strategies, and operating plans;

•	whether the secular trends we expect to drive growth in our business materialize to the degree we expect them to, or at all;

•	material costs relating to environmental and health and safety requirements or liabilities;

•	underfunded defined benefit pension plans;

•	risk that the insurance we maintain may not fully cover all potential exposures;

•	failure to comply with the anti-corruption laws of the United States and various international jurisdictions;

•	tariffs, border adjustment taxes, or other adverse trade restrictions and impacts on our customers’ value chains;

•

political, economic, and legal uncertainties in China, the Chinese government’s control of currency conversion and expatriation of funds, and the Chinese government’s policy on foreign investment in China;

•	regulations around the production and use of chemical substances that affect our products;

•	the United Kingdom’s withdrawal from the European Union;

•	weak intellectual property rights in jurisdictions outside the United States;

•	intellectual property infringement and product liability claims;

•	our substantial indebtedness;

•	our ability to obtain additional capital on commercially reasonable terms may be limited;

•	risks related to our derivative instruments;

•	our ability to attract, motivate, and retain senior management and qualified employees;

•

increased risks to our global operations including, but not limited to, political instability, acts of terrorism, taxation, and unexpected regulatory and economic sanctions changes, including, for example, the recent Russia/Ukraine crisis and resulting sanctions on Russia and its economy, among other things;

•	natural disasters that may materially adversely affect our business, financial condition, and results of operations;

•	the inherently hazardous nature of chemical manufacturing that could result in accidents that disrupt our operations and expose us to losses or liabilities;

•	damage to our brand reputation;

•	the ability of affiliates of The Carlyle Group Inc. (“Carlyle”) to control our common shares;

•	our pending acquisition (the “MKS Acquisition”) by MKS Instruments, Inc. (“MKS”);

•	any statements of belief and any statements of assumptions underlying any of the foregoing;

•	other factors disclosed in this report; and

•	other factors beyond our control.

We operate in an evolving environment. New risk factors and uncertainties emerge from time to time, and it is not possible for our management to predict all risk factors and uncertainties, nor are we able to assess the impact of all of these risk factors on our business or the extent to which any risk factor, or combination of risk factors, may cause actual results to differ materially from those contained in any forward-looking statements.

We qualify all of our forward-looking statements by these cautionary statements. For additional information, refer to the risk factors discussed under Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for year ended December 31, 2021 and in our other filings with the U.S. Securities and Exchange Commission (“SEC”).

You should read this discussion and analysis completely and with the understanding that our actual future results may be materially different from our expectations.

Investors and others should note that we announce material financial information to our investors using our Investor Relations website (investors.atotech.com), SEC filings, press releases, public conference calls and webcasts. We use these channels, as well as social media, to communicate with our users and the public about our company, our services, and other issues. It is possible that the information we post on these channels could be deemed to be material information. Therefore, we encourage investors, the media, and others interested in our company to review the information we post on the channels listed on our Investors website. Information contained on, or that can be accessed through, our website does not constitute part of this Report of Foreign Private Issuer on Form 6-K, and inclusion of our website address in this Report of Foreign Private Issuer on Form 6-K is an inactive textual reference only.

Basis of Presentation

In this report, unless the context otherwise requires, references to “Company,” “we,” “us,” “its,” “our,” “Company,” and “Atotech” refer to Atotech Limited and its consolidated subsidiaries.

On January 25, 2021, we commenced our initial public offering (the “IPO”). In connection with the consummation of the IPO, we issued 64,997,558 additional common shares to existing holders of common shares on a pro rata basis. On February 3, 2021, all outstanding preferred shares of Atotech Limited were converted to common shares with all accrued interest on the preferred shares capitalized and paid out as additional preferred shares substantially concurrently with the reduction in number of preferred shares to an amount that allowed for a one-for-one exchange of preferred shares for common shares based on the IPO offering price of $17.00 per common share (collectively, the “Preferred Conversion”). The number of common shares issued per preferred share was 0.0799 common shares per preferred share, resulting in the issuance of 74,243,600 additional common shares. On February 8, 2021, we completed our IPO and issued 29,268,000 common shares to public shareholders. Following the consummation of the IPO, we had 194,664,156 common shares outstanding.

On February 12, 2021, the net proceeds from the IPO, along with $100.0 million of borrowings under a revolving credit facility, were used to repay all $425.0 million aggregate principal amount of our outstanding 6.250% Senior Notes due 2025 (the “Opco Notes”) at a price of 101.563% of the principal amount thereof and all $219.0 million aggregate principal amount of our 8.75%/9.50% Senior PIK Toggle Notes (the “Holdco Notes”) at a price of 101.000% of the principal amount thereof (collectively, the “Redemptions”). The Redemptions resulted in the incurrence of early repayment fees in the amount of $8.8 million and the de-recognition of capitalized financing costs and embedded derivatives connected with the indebtedness. In total, we recorded expenses of $75.6 million in the first quarter of 2021 in the consolidated statement of profit or loss, of which only the early repayment fee is cash-effective.

On March 18, 2021, we refinanced (the “Refinancing”) our previous senior secured first lien term loan facility (the “Old Term Loan Facility”) that consisted of a tranche denominated in U.S. dollars (the “Old USD Term Loan Facility”) and a tranche denominated in renminbi, the currency of China (“RMB”) (the “Old RMB Term Loan Facility” and, together with the Old USD Term Loan Facility, the “Old Term Loan Facilities”), as well as our previous senior secured first lien multi-currency revolving credit facility (the “Old Revolving Credit Facility” and, together with the Old Term Loan Facilities, the “Old Senior Secured Credit Facilities”). As a result of the Refinancing, we entered into a new credit agreement (the “Credit Agreement”), which provides for (i) a U.S. dollar-denominated senior secured term loan facility in an initial aggregate principal amount of $1.35 billion (the “USD Term Loan Facility”), (ii) a Euro-denominated senior secured term loan facility in an initial aggregate principal amount of €200.0 million (the “EUR Term Loan Facility” and, together with the USD Term Loan Facility, the “Term Loan Facilities”) and (iii) a senior secured multi-currency revolving credit facility that provides for revolving loans, letters of credit and ancillary facilities pursuant to commitments in an aggregate principal amount of up to $250.0 million (the “Revolving Credit Facility” and, together with the Term Loan Facilities, the “Senior Secured Credit Facilities”). The Refinancing and the Redemptions resulted in the de-recognition of capitalized financing costs in the amount of $54.7 million, which had a non-cash impact on our statements of comprehensive income/(loss).

MKS Acquisition

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K filed by us on July 1, 2021, we entered into a definitive agreement (the “Implementation Agreement”) with MKS, on July 1, 2021 providing for, subject to the terms and conditions of such definitive agreement, the MKS Acquisition, which is expected to be implemented by means of a scheme of arrangement under the laws of Jersey (the “Scheme”). As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on September 28, 2021, we announced the posting of the document setting out, among other things, the terms and conditions of the Scheme (the “Scheme Document”).

As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on November 3, 2021, the Scheme was approved by the Scheme Shareholders at the Court Meeting and the special resolution to implement the Scheme was passed by the Atotech Shareholders at the General Meeting. As previously disclosed in the Report of Foreign Private Issuer on Form 6-K, filed on April 1, 2022, the Company, MKS, and Atotech Manufacturing, Inc., an indirect wholly-owned subsidiary of MKS, entered into an amendment to the Implementation Agreement (the “Amendment”), which, among other things, provided for additional time for the satisfaction of certain closing conditions set forth in the Implementation Agreement, including approval of the MKS Acquisition by the Royal Court of Jersey and receipt of certain antitrust regulatory approvals, such that the Long Stop Date (as defined in the Implementation Agreement) shall be extended from March 31, 2022 to September 30, 2022.

As of the date hereof, the MKS Acquisition has received the approval from 12 out of 13 global antitrust regulatory authorities. The parties are continuing to work constructively with the State Administration of Market Regulation in China with respect the remaining regulatory approval. Completion of the MKS Acquisition is also subject to obtaining the required sanction of the Scheme by the Royal Court of Jersey and satisfaction of customary closing conditions. Capitalized terms not defined in this paragraph and the preceding paragraph have the meaning given to such term in the Scheme Document.

Overview

We are a leading chemicals technology company with significant exposure to several high growth secular trends and a strong presence in electronic materials, including specialty electroplating solutions that deliver chemistry, equipment, service, and software for high-growth technology applications. We are a leader in the global Electronics (“EL”) plating chemistry market, a leader in the global General Metal Finishing (“GMF”) plating chemistry market, and a leading global manufacturer of horizontal plating equipment for printed circuit board (“PCB”) production. We are a crucial enabler in the “information age” value chain and our technology is essential to the manufacture of electronics and other critical products. Our solutions are used in a wide variety of attractive end-markets, including smartphones, communication infrastructure, cloud computing, big data and consumer electronics, automotive electronics, and automotive surface finishing, as well as in numerous industrial and consumer applications such as heavy machinery and household appliances. We benefit from various secular growth trends such as digitalization, increasing data volumes and processing speed requirements, the growth of the consumer class in emerging markets, increasing environmental regulations, and rising product quality and durability standards. We expect these trends to not only increase demand for our customers’ end-products that use our plating chemistry, but also increase the amount and value of plating chemistry used in each end-product, allowing our growth to outpace underlying end-market volume growth.

We are the only major company in our industry that provides both chemistry and equipment, which we sell through both our EL and GMF segments. Our comprehensive systems and solutions approach leverages our unique offering of chemistry, equipment, service, and software. We believe this business model creates a sustainable competitive advantage that helps us achieve deep customer intimacy and allows us to continue to grow our market share and capitalize on positive market growth trends. This approach is supported by our 15 state-of-the-art global technology centers, which allow us to provide local service around the world and to respond in real-time to customer needs. The combination of our comprehensive systems and solutions approach, expansive global manufacturing and sales footprint, customer-driven investments in R&D, and superior technical expertise makes us an ideal electroplating and surface finishing solutions partner for our diverse customer base. This drives long-lasting relationships and an industry-leading financial profile, with fiscal 2021 EL and GMF Segment Adjusted EBITDA margins of 33.7% and 24.6%, respectively, and EL and GMF Segment Adjusted EBITDA margins for the three months ended March 31, 2022 of 35.1% and 24.7%, respectively.

Impact of COVID-19 on Our Business

As of the date hereof, COVID-19 has not had a material impact on our capital and financial resources and there has been no change in our ability to comply with our debt covenants and other financial obligations. We have not taken any material reserves in connection with the COVID-19 pandemic, but we continue to evaluate our reserve position on a quarterly basis and any change in such reserves would be driven by the depth and duration of the pandemic, potential government responses, the speed and manner of the recovery, and the expected impact of these events on our financial results.

Although various jurisdictions are lifting restrictions that were introduced as a result of the COVID-19 pandemic, it is difficult to predict the speed and impact of any economic recovery. It is similarly difficult to predict the impact of a potential resurgence of COVID-19 and the re-imposition of travel and social distancing restrictions.

We are closely monitoring the continuing COVID-19 pandemic situation and have established a task force that convenes on a regular basis with the senior management team. The mandate of this task force is to protect the health and safety of our employees, their families, and the communities in which we operate while preserving our operations, mitigating business risks, and otherwise assessing and reacting quickly to changing conditions.

As of the date hereof, all technology centers, manufacturing facilities, and all other facilities are open and operating at full capacity, except the ones in Shanghai, which are currently under temporary lockdown, but are expected to return to operations within a short period. We do not expect major supply chain issues in China, but we are closely monitoring the situation. Consumer-facing activities, such as sales and other services that cannot occur on-site or in-person due to COVID-19-related restrictions, have been transitioned to digital channels, which we believe has enabled us to maintain market share and largely mitigate the impact of travel restrictions.

Key Factors Affecting the Components of Our Results of Operations

The following discussion sets forth certain components of our statement of operations and certain factors that impact those items:

Revenues

We generate revenues from the sale of chemistry and equipment across all major geographic areas. Revenues exclude sales taxes and are presented net of discounts, rebates, and reductions. Our revenues are impacted by the following key factors and trends:

•

broad macroeconomic trends and factors, including general economic conditions, the impacts of the COVID-19 pandemic and governmental responses thereto, economic conditions in the markets in which we operate, consumer preferences, and rising costs of labor;

•

technological advancements in our EL end-markets, including the advanced packaging evolution, alternative powertrains, rollout of 5G infrastructure, the adoption of next-generation mobile devices and EVs, the proliferation of big data and cloud computing, and the increasing use of IoT connected devices;

•	secular trends in our GMF end-markets, including increased plating content per unit as a result of vehicle lightweighting, increasing quality requirements, and premiumization;

•	increasingly stringent environmental regulations;

•	our ability to pass through changes in the price of raw materials, in particular, palladium, to our customers;

•	our ability to successfully develop and launch new solutions;

•	the discontinuance of any of our products in the future in an effort to optimize our offering to our customers;

•

seasonality in both our segments, which generally experience their strongest revenue in the second half of each fiscal year, mostly driven by consumption trends during the holiday season, and their lowest revenue in the first quarter of each fiscal year, mostly driven by the slowdown in production in China as a result of the Chinese New Year, which can result in a sequential decline in our revenues in the first quarter of a fiscal year relative to the fourth quarter of the prior fiscal year;

•	the escalation of geopolitical instability and deteriorating market conditions associated with the Russia/Ukraine crisis; and

•	fluctuations in foreign currency exchange rates.

Cost of sales, exclusive of depreciation and amortization (“Cost of sales”)

Cost of sales principally consists of the price paid for raw materials, unfinished and finished products, compensation and benefit costs for employees involved in our manufacturing operations, and other cost of sales. Raw materials are valued at their respective purchase prices, net of discounts and rebates, including transportation costs and ancillary expenses.

The key factors that impact our cost of sales as a percentage of our revenues include:

•	changes in the price of raw materials, in particular, palladium;

•	the impact of rising inflation;

•	the mix of products sold during any period; in particular the mix of our revenues between chemistry and equipment;

•	the impact of our operational improvement initiatives

•	freight and material expenses; and

•	inventory allowances.

Depreciation and amortization

Depreciation and amortization consists of capitalized costs incurred in connection with the ownership and operation of all tangible assets, including the depreciation and amortization expense related to the increased carrying value of our fixed assets and identifiable definite-lived intangible assets related to our acquisition by Carlyle. The main tangible items that are depreciated over their useful lives are our recently completed technology centers, our R&D equipment, and our new and existing fully depreciated production facilities. The principal intangible items that are amortized over their useful lives include our developed technology, customer relationships, and trade name portfolio. Additionally, depreciation and amortization includes impairment losses of goodwill.

Selling, general, and administrative expenses (“SG&A”)

SG&A expenses consist principally of expenditures incurred in connection with the sales and marketing of our products, third-party logistics, as well as administrative costs for support functions such as finance, information technology, human resources, legal, and share-based payment expenses.

Research and development expenses (“R&D”)

R&D expenses principally consist of costs incurred to develop new products and equipment, processes, and technologies, or to generate improvements to existing products, equipment, or processes as well as employee related expenses and share-based payment expenses.

Restructuring benefit (expenses)

Restructuring expenses mainly consist of expenditures in relation to organizational changes and severance payments. Restructuring benefit reflects the release in subsequent fiscal periods of unused restructuring provisions.

Interest expense

Interest expense consists of interest on our financial obligations as well as the amortization of debt issuance costs and debt discounts associated with our Senior Secured Credit Facilities. The majority of our interest expense is not deductible for income tax purposes because we have primarily incurred indebtedness in jurisdictions where we have only immaterial taxable profits from operations.

Other income (expense), net

Other income (expense), net principally consists of gains or losses from foreign currency fluctuations; gains or losses on disposal of property, plant, and equipment; and mark-to-market adjustments of our derivatives.

Income taxes

Income taxes include (a) deferred tax, consisting of amounts of income taxes payable or recoverable during future fiscal years for taxable or deductible timing differences and carry-forward of unused tax losses, and tax credits and (b) the payable amount of corporate tax, estimated on the basis of the tax rules in force in applicable jurisdictions, and distribution tax on dividends received, or withholding tax, as applicable, including provisions for tax litigations and disputes. We and our subsidiaries are subject to income tax in the various jurisdictions in which we operate. Changes to the debt and equity capitalization of our subsidiaries, and the realignment of the functions performed and risks assumed by the various subsidiaries are among the factors that will determine the future book and taxable income of the respective subsidiary and the Company as a whole.

A. Operating Results

The following discussion should be read in conjunction with the information contained in the accompanying unaudited interim condensed financial statements and related footnotes included elsewhere in this report. Our results of operations set forth below may not necessarily reflect what will occur in the future.

The following table was derived from our unaudited interim consolidated statements of comprehensive income/(loss) for the three months ended March 31, 2022 and 2021 included elsewhere in this report.

($ in millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
EL Chemistry revenues	$191.9	$192.2
EL Equipment revenues	40.0	33.4
Total EL Segment revenues	231.8	225.6
GMF Chemistry revenues	120.4	124.9
GMF Equipment revenues	5.8	2.7
Total GMF Segment revenues	126.1	127.5
Revenues	358.0	353.1
Cost of sales, excluding depreciation and amortization	(174.1)	(167.0)
Depreciation and amortization	(42.6)	(44.6)
Selling, general, and administrative expenses	(64.9)	(68.3)
Research and development expenses	(12.1)	(12.3)
Restructuring benefit (expenses)	0.1	(0.1)
Operating profit/(loss)	64.3	60.9
Interest expense	(13.8)	(64.1)
Other income (expense), net	16.8	(58.6)
Income (loss) before income taxes	67.3	(61.7)
Income tax expense	(19.5)	(9.9)
Consolidated net income (loss)	$47.8	$(71.6)

Three months ended March 31, 2022 compared to three months ended March 31, 2021

Revenues

Revenues increased by $4.9 million, or 1.4%, to $358.0 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, reflecting an increase in our EL segment, offset by a decrease in our GMF segment. EL segment revenues increased by $6.3 million, or 2.8%, to $231.8 million, while GMF segment revenues decreased by $1.4 million, or 1.1%, to $126.1 million compared to the prior year period. With regard to product mix, chemistry revenues decreased on a reported basis by $4.8 million, or 1.5%, to $312.2 million for the three months ended March 31, 2022, while equipment revenues of $45.7 million increased by $9.7 million, or 26.8%. Chemistry revenues for the three months ended March 31, 2022 were negatively impacted by fluctuations in palladium prices, which decreased revenues by $7.0 million compared to the three months ended March 31, 2021, and by an unfavorable exchange rate effect, which decreased revenues by $7.6 million. Excluding the impact of these items, our chemistry revenues increased by $9.8 million, or 3.1%, for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. For additional information on the key factors driving the changes in our chemistry revenues within our segments, see “—Selected Segment Information” in this Item 2.

Cost of sales, excluding depreciation and amortization

Cost of sales, excluding depreciation and amortization, increased by $7.1 million, or 4.2%, to $174.1 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, which corresponded to an increase in cost of sales as a percentage of revenues from 47.3% to 48.6% for the applicable periods. This increase primarily reflected higher freight and material expenses related to increased global inflationary levels, as well as product mix effects from higher equipment sales.

Depreciation and amortization

Depreciation and amortization decreased by $1.9 million, or 4.3%, to $42.6 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. This decrease is primarily attributable to lower depreciation of tangible assets.

Selling, general, and administrative expenses

SG&A expenses decreased by $3.4 million, or 5.0%, to $64.9 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. This decrease was largely attributable to a decrease in selling expenses by $2.9 million mainly reflecting lower bonus accruals.

Research and development expenses

R&D expenses decreased by $0.1 million, or 0.9%, to $12.1 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. This decrease was primarily attributable to lower bonus accruals.

Restructuring benefit (expenses)

Restructuring expenses decreased by $0.2 million, or 204.4%, to a benefit of $0.1 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021, mainly related to the utilization of provisions in Germany and India.

Interest expense

Interest expense decreased by $50.3 million, or 78.4%, to $13.8 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. This decrease was primarily attributable to the Refinancing and the Redemptions in the first quarter of 2021 and the decrease in our indebtedness as well as the lower interest rate after the refinancing activities in the first quarter of 2021.

Other income (expense), net

Other expense decreased by $75.4 million, or 128.7%, to an income of $16.8 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. The decrease mainly resulted from the derecognition of derivatives as a result of the refinancing for the three months ended March 2021 and the changes in fair values of our derivatives in the amount of $81.6 million, partially offset by a decrease in profit on foreign transactions of $15.6 million largely related to intercompany loans and receivables and a positive fair value impact of the interest rate cap in the amount of $12.4 million.

Income tax expense

Income tax expense increased by $9.7 million, or 98.2%, to $19.5 million for the three months ended March 31, 2022 as compared to the three months ended March 31, 2021. This increase resulted primarily from a higher taxable income which led to higher income tax expenses as well as an income tax benefit of $3.9 million for pending tax litigation cases recognized during the three months ended March 31, 2021.

Selected Segment Information

Three months ended March 31, 2022 compared to three months ended March 31, 2021

The following table presents revenues by segment and Segment Adjusted EBITDA for the three months ended March 31, 2022 and 2021:

($ in millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
EL Segment
EL Chemistry revenues	$191.9	$192.2
EL Equipment revenues	40.0	33.4
EL Segment revenues	231.8	225.6
EL Segment Adjusted EBITDA(1)	81.3	75.7
EL Segment Adjusted EBITDA margin	35.1%	33.6%
GMF Segment
GMF Chemistry revenues	$120.4	$124.9
GMF Equipment revenues	5.8	2.7
GMF Segment revenues	126.1	127.5
GMF Segment Adjusted EBITDA(1)	31.1	34.6
GMF Segment Adjusted EBITDA margin	24.7%	27.2%

(1)	For additional information regarding Segment Adjusted EBITDA, see note 10 to the unaudited interim condensed consolidated financial statements included elsewhere in this report.

Electronics Segment Revenues

EL revenues were $231.8 million for the three months ended March 31, 2022 compared to $225.6 million for the three months ended March 31, 2021, an increase of $6.3 million, or 2.8%. This increase reflects higher equipment revenues, which increased $6.6 million, or 19.7%, while chemistry revenues decreased on a reported basis by $0.3 million, or 0.2%. Chemistry revenues were also unfavorably impacted by a decrease in palladium prices of $6.3 million, and by an unfavorable currency translation effect of $3.1 million. Excluding these items, our chemistry revenues increased by $9.0 million, or 4.7%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021. Equipment revenues reflected a substantial increase in orders, driven by demand for complex chip packaging technology as well as manufacturing capacity increases for semiconductors and PCBs.

Electronics Segment Adjusted EBITDA

EL Segment Adjusted EBITDA increased by $5.6 million, or 7.4%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021, driven by higher chemistry volumes and the successful implementation of several cost savings initiatives. EL Segment Adjusted EBITDA margin increased from 33.6% in the three months ended March 31, 2021 to 35.1% during the three months ended March 31, 2022. This increase was primarily driven by higher organic revenue, scale effects and continued cost discipline, partially offset by higher input costs and product mix.

General Metal Finishing Segment Revenues

GMF revenues were $126.1 million for the three months ended March 31, 2022 compared to $127.5 million for the three months ended March 31, 2021, a decrease of $1.4 million, or 1.1%. This reflects a nominal decrease in our chemistry revenues of $4.5 million, or 3.6%, partially offset by an increase in equipment revenues of $3.1 million, or 116.1%, as compared to the three months ended March 31, 2021. Chemistry revenues were negatively impacted by a decrease in palladium prices of $0.8 million, and by an unfavorable currency translation effect of $4.5 million. Excluding these items, our GMF chemistry revenues increased by $0.7 million, or 0.6%, for the three months ended March 31, 2022 compared to the three months ended March 31, 2021.

General Metal Finishing Segment Adjusted EBITDA

GMF Segment Adjusted EBITDA decreased by $3.5 million, or 10.1%, for the three months ended March 31, 2022 compared to the prior year period, mainly driven by reduced volumes resulting from supply chain disruptions and chip shortage in the automobile sector. GMF Segment Adjusted EBITDA margin decreased from 27.2% for the three months ended March 31, 2021 to 24.7% for the three months ended March 31, 2022 mainly referring to higher freight expenses and inflation.

Non-IFRS Measures

To supplement our financial information presented in accordance with International Financial Reporting Standards (“IFRS”), we use the following additional non-IFRS financial measures to clarify and enhance our understanding of past performance: EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin. We believe that the presentation of these financial measures enhances an investor’s understanding of our financial performance and allows investors to better assess our operating performance from period-to-period by excluding certain items that we believe are not representative of our core business and including certain items that reflect current and future operating performance. We use certain of these financial measures for business planning purposes and for measuring our performance relative to that of our competitors. We utilize Adjusted EBITDA as the primary measure of consolidated financial performance.

EBITDA consists of consolidated net income (loss) before interest expense, net, income taxes, and depreciation and amortization. Adjusted EBITDA consists of EBITDA adjusted for (i) non-operating income or expense and (ii) the impact of certain non-cash or other items that are included in net income and EBITDA that we do not consider indicative of our ongoing operating performance.

We believe these financial measures are commonly used by investors to evaluate our performance and that of our competitors. However, our use of the terms EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin may vary from that of others in our industry. These financial measures should not be considered as alternatives to operating profit, operating profit margin, consolidated net income (loss), earnings per share, or any other performance measures derived in accordance with IFRS as measures of operating performance.

EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin have important limitations as analytical tools and you should not consider them in isolation or as substitutes for analysis of our results as reported under IFRS. Some of these limitations are that EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin:

•	do not reflect the significant interest expense on our debt, including the old senior secured credit facilities, the Opco Notes, the Holdco Notes and the Senior Secured Credit Facilities;

•	eliminate the impact of income taxes on our results of operations;

•

exclude depreciation and amortization, which are non-cash charges, and assets being depreciated and amortized will often have to be replaced in the future, and EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin do not reflect any expenditures for such replacements; and

•	may be calculated differently by other companies, which limits their usefulness as comparative measures.

We compensate for these limitations by using EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin along with other comparative tools, together with IFRS measurements, to assist in the evaluation of operating performance. Such IFRS measurements include operating profit, operating profit margin, net income (loss), earnings per share, and other performance measures.

In evaluating these financial measures, you should be aware that in the future we may incur expenses similar to those eliminated in this presentation. Our presentation of EBITDA, Adjusted EBITDA, and Adjusted EBITDA margin should also not be construed as an inference that our future results will be unaffected by unusual or nonrecurring items.

The following table reconciles consolidated net income (loss) to EBITDA and Adjusted EBITDA for the periods presented:

($ in millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
Consolidated net income (loss)	$47.8	$(71.6)
Interest expense (income), net	(1.2)	58.6
Income taxes	19.5	9.9
Depreciation and amortization (excluding impairment charges)	42.5	45.1

EBITDA	108.6	42.0
Non-cash adjustments(a)	3.3	79.4
Foreign exchange loss, net(b)	(0.7)	(16.3)
Restructuring(c)	(0.1)	0.1
Transaction related costs(d)	0.9	4.4
Management fee(e)	0.5	0.5
COVID-19 Adjustment(f)	—	0.2

Adjusted EBITDA	$112.4	$110.3

(a)

Eliminates the impact of (1) share-based compensation expenses, (2) losses on the sale of fixed assets, (3) impairment charges and (4) mark-to-market adjustments related to our foreign currency derivatives entered into in connection with certain redenomination transactions not linked to underlying individual transactions as well as the derecognition of bifurcated embedded derivatives related to certain redemption features of the Opco Notes and Holdco Notes, and (5) valuation adjustments from the revaluation of the earn-out liability initially recognized in 2019. The dollar value of these non-cash adjustments for each period presented above is set forth below:

($ in millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
Share-based compensation	$3.2	$0.2
Losses on the sale of fixed assets	(0.0)	0.2
Impairment charges	0.2	(0.5)
Mark-to-market adjustments	(0.6)	81.0
Valuation adjustment	0.6	(1.5)

Non-cash adjustments	$3.3	$79.4

(b)	Eliminates net foreign currency transactional gains and losses on balance sheet items.
(c)	Eliminates charges resulting from restructuring activities principally from the Company’s cost reduction efforts.
(d)

Reflects an adjustment to eliminate (1) IPO-related costs linked to the existing equity, and (2) professional fees paid to third-party advisors in connection with the implementation of strategic initiatives.

(e)

Reflects an adjustment to eliminate fees paid to Carlyle. For a description of the consulting agreement with Carlyle, see Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021.

(f)	Eliminates charges in connection with masks, sanitizers, and other COVID-19 related expenses at certain plant and office locations.

B. Liquidity and Capital Resources

Our liquidity requirements are principally related to funding our operating expenses, making interest payments under our indebtedness, meeting working capital requirements, and funding capital expenditures. Our capital expenditures during the three months ended March 31, 2022 and 2021 were $9.0 million and $11.5 million, respectively.

We anticipate that the cash flows from operations, cash on hand, and availability under the Revolving Credit Facility, and our local lines of credit will be sufficient to fund our liquidity requirements. We may also pursue strategic acquisition opportunities, which may impact our future cash requirements and require additional issuances or incurrences of debt. From time to time, we may establish new local lines of credit or utilize existing local lines of credit. We will manage our global cash balances by utilizing available cash management strategies, which may include intercompany agreements, permitted dividends, and hedging. However, our ability to fund our liquidity requirements will depend on our ability to generate and access cash in the future. This is subject to general economic, financial, contractual, competitive, legislative, regulatory, and other factors, some of which are beyond our control, as well as the factors described in Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021 and in our other filings with the SEC, including our ability to access cash generated in China as described in Item 3.D. “Risk Factors—Risks Related to our Business—The Chinese government’s control of currency conversion and expatriation of funds may affect our liquidity” in our Annual Report on Form 20-F for the year ended December 31, 2021.

We or our affiliates, may from time to time seek to purchase, repurchase, redeem or otherwise retire our loans through cash purchases and/or exchanges for equity securities, in open market purchases, privately negotiated transactions, tender offers or otherwise. Such purchases, repurchases, redemptions, exchanges or retirements, if any, will depend on prevailing market conditions, our liquidity requirements, contractual restrictions, and other factors. The amounts involved may be material.

Historical Cash Flows

The following table summarizes our primary sources and uses of cash for the periods indicated:

($ in millions)	Three months ended March 31, 2022	Three months ended March 31, 2021
Net cash provided by (used in):
Operating activities	$22.5	$0.4
Investing activities	$(8.7)	$(11.4)
Financing activities	$(6.6)	$(84.2)

Three months ended March 31, 2022 compared to three months ended March 31, 2021

Operating activities

Net cash provided by operating activities was $22.5 million for the three months ended March 31, 2022 compared to $0.4 million for the three months ended March 31, 2021, an increase of $22.1 million. This increase is primarily referring to increased operating results and the decrease of interest and taxes paid in the amount of $28.3 million for the three months ended March 31, 2022.

Investing activities

Net cash used in investing activities was $8.7 million for the three months ended March 31, 2022 compared to $11.4 million for the three months ended March 31, 2021, a decrease of $2.7 million, primarily attributable to the decreased capital expenditure of $2.6 million as we completed a new site in Mexico.

Financing activities

Net cash used in financing activities was $6.6 million for the three months ended March 31, 2022 compared to $84.2 million for the three months ended March 31, 2021, a decrease of $77.5 million, primarily due to a significant reduction in the repayment of non-current debt.

Debt Agreements

Our liquidity requirements are significantly impacted by the cash expense associated with servicing our indebtedness. As of March 31, 2022, our aggregate principal amount of indebtedness outstanding was $1,566.2 million (including $4.0 million of local lines of credit and excluding short term and long term deferred financing costs of $17.8 million and $61.9 million of lease liabilities). The following table details our borrowings outstanding as of March 31, 2022 and the associated interest expense, including amortization of debt issuance costs and debt discounts, and average effective interest rates for such borrowings for the three months ended March 31, 2022:

($ in millions)	Principal balance as of March 31, 2022	Average interest rate, for the three months ended March 31, 2022	Interest expense for the three months ended March 31, 2022
USD Term Loan Facility	$1,340.2	3.0%	$10.7
EUR Term Loan Facility(1)	$222.0	2.63%	$1.5

(1)	Reflects currency exchange rate in effect at period end.

Senior Secured Credit Facilities

Following the Refinancing, our Senior Secured Credit Facilities consist of our USD Term Loan Facility, our EUR Term Loan Facility, and our Revolving Credit Facility. Our Revolving Credit Facility provides revolving loans and letters of credit pursuant to commitments in an aggregate principal amount of $250.0 million, with borrowing capacity of $232.5 million as of March 31, 2022, after giving effect to $17.5 million of ancillary facilities for local lines of credit and guarantee obligations.

The Revolving Credit Facility matures in March 2026 and the Term Loan Facilities mature in March 2028. The USD Term Loan Facility amortizes in quarterly installments of 0.25% starting with the fiscal quarter ending March 31, 2022 until maturity, whereby the final installment of the USD Term Loan Facility will be paid on the maturity date in an amount equal to the aggregate unpaid principal amount. The EUR Term Loan Facility does not amortize and will be paid in full on the maturity date.

Borrowings under the USD Term Loan Facility (the “USD Term Loans”) bear interest at a rate equal to, at our option, either: 1.50% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the LIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.50% plus a LIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The LIBOR rate USD Term Loans (as defined in the Credit Agreement) are subject to a 0.50% floor and the base rate USD Term Loans are subject to a 0.00% floor.

Borrowings under the EUR Term Loan Facility (the “EUR Term Loans”) bear interest at a rate equal to, at our option, either: 1.75% plus a base rate determined by reference to the higher of the prime lending rate quoted by the administrative agent, the EURIBOR rate for an interest period of one month plus 1.00% and the federal funds rate plus 0.50%; or 2.75% plus a EURIBOR rate on deposits in U.S. dollars for one-, two-, three- or six-month periods (or twelve-month or shorter periods if, at the time of the borrowing, available from all relevant lenders). The EURIBOR rate is subject to a 0.00% floor and the base rate is subject to a 0.00% floor. When the first lien net leverage ratio is equal to or less than 3.40x, the applicable margin on the EUR Term Loan may be reduced to 1.50% for base rate loans and 2.50% for EURIBOR rate loans.

When the first lien net leverage ratio is above 3.40x, the applicable margin on the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 3.40x and above 2.90x, the applicable margin on the Revolving Credit Facility is 0.75% for base rate loans and 1.75% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.90x and above 2.40x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.50% for LIBOR rate loans. When the first lien net leverage ratio is equal to or less than 2.40x and above 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.25% for LIBOR rate loans. When the first lien net leverage ratio is equal to or below 1.90x, the applicable margin on the Revolving Credit Facility is 0.50% for base rate loans and 1.00% for LIBOR rate loans. As of the date hereof, the applicable margin for the Revolving Credit Facility is 1.00% for base rate loans and 2.00% for LIBOR rate loans. The LIBOR rate borrowings under the Revolving Credit Facility are subject to a 0.00% floor and the base rate borrowings under the Revolving Credit Facility are also subject to a 0.00% floor. We will also pay the lenders a commitment fee on the unused commitments under the Revolving Credit Facility, which will be payable quarterly in arrears. The commitment fee is subject to change depending on our first lien net leverage ratio. As of March 31, 2022, the commitment fee is 0.25%.

Letters of credit issued under our Revolving Credit Facility are subject to a $75.0 million sublimit. We may use future borrowings under our Revolving Credit Facility to fund working capital and for other general corporate purposes, including permitted acquisitions and other investments. Our ability to draw under our Revolving Credit Facility or issue letters of credit thereunder will be conditioned upon, among other things (including the covenants governing our other indebtedness), delivery of required notices, accuracy of the representations and warranties contained in the Credit Agreement and the absence of any default or event of default under our Senior Secured Credit Facilities, subject to certain exceptions.

Local Lines of Credit

We have a local line of credit in India and, from time to time, may have lines of credit in other jurisdictions. As of March 31, 2022, we had INR 300.0 million ($4.0 million) outstanding under the local line of credit in India, which in total represents our current bank debt.

C. Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements entered into in the ordinary course of business.

D. Critical Accounting Policies and Estimates

Critical accounting policies are those that are most important to the portrayal of our financial condition, results of operations and cash flows, and require management to make difficult, subjective or complex judgments, assumptions and estimates about matters that are inherently uncertain or where judgments, assumptions and estimates are significant. Our management bases its estimates on historical experience and other assumptions that it believes are reasonable based upon information available to us at the time that these judgments, assumptions and estimates are made. We continually evaluate our judgments, estimates and assumptions. Our actual results may differ from the judgments, assumptions and estimates made by our management. To the extent that there are material differences between these judgments, assumptions and estimates (on the one hand) and actual results (on the other hand), our future financial statement presentation, financial condition, results of operation and cash flows may be affected.

We have prepared our audited consolidated financial statements in accordance with IFRS as issued by the IASB and interpretations issued by the Standing Interpretations Committee. The unaudited interim condensed consolidated financial statements are presented in U.S. dollars.

In order to provide an understanding regarding the manner in which our management forms its judgments about future events, including the variables underlying our judgments, estimates and assumptions, we summarize our significant accounting policies in Note 2 to our unaudited interim condensed consolidated financial statements as of and for the period ended March 31, 2022.

There have been no material changes to our significant accounting policies and estimates as compared to the ones described in our Annual Report on Form 20-F for the year ended December 31, 2021.

Item 3. Quantitative and Qualitative Disclosure about Market Risk

Our business and financial results are affected by fluctuations in world financial markets, including interest rates and foreign currency exchange rates. We may in the future utilize derivative financial instruments (including LIBOR swap or cap arrangements), among other methods, to hedge some of these exposures. We do not use derivative financial instruments for speculative or trading purposes.

Interest Rate Risk

We are subject to the risk that the fair value of future cash flows will fluctuate as a result of changes in prevailing market conditions. As of March 31, 2022, our aggregate principal amount of indebtedness outstanding was $1,565.9 million (including $4.0 million of local lines of credit and excluding short-term and long-term deferred financing costs of $17.8 million and $61.9 million of lease liabilities), of which none bore interest at a fixed rate.

Additionally, we may, from time to time, engage in interest rate hedging transactions to manage our interest rate exposure. For example, on March 27, 2021, we entered into an interest rate cap derivative instrument to manage exposure related to the movement in interest rates. The derivative was entered into with the intention of reducing the risk associated with the variable interest rates on our indebtedness. We do not use derivative financial instruments for speculative trading purposes.

An increase in interest rates of 100 basis points would result in additional interest expense in the amount of $4.0 million per quarter.

Foreign Currency Exchange Rate Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates relative to the U.S. dollar, the currency in which we prepare our financial statements. This is because when we generate revenues and cash flows in a currency other than the U.S. dollar, these amounts must be translated into U.S. dollars for purposes of preparing our financial statements. Accordingly, our reported financial results will generally benefit when the U.S. dollar is weak relative to other currencies and will generally be adversely affected when the U.S. dollar is strong relative to other currencies. Because the majority of our non-U.S. dollar revenues are denominated in Euros and RMB, we are particularly impacted by changes in the price of these currencies relative to the U.S. dollar. For the three months ended March 31, 2022, approximately 19%, 36%, and 39% of our revenues were denominated in Euros, RMB, and other non-U.S. dollar currencies, respectively.

In addition to this translational risk, we are subject to foreign currency transaction risk when we or any of our subsidiaries enter into transactions denominated in currencies other than the functional currency of the applicable entity. Specifically, we and our subsidiaries face the risk of adverse movements in the price of the applicable foreign currency relative to the applicable functional currency between the time a transaction is originally entered into and the time that it is settled.

To mitigate our foreign currency translational risk, we may from time to time engage in translation exposure hedging. To mitigate our foreign transaction risk, we generally try to have our subsidiaries transact in their respective functional currencies and may from time to time enter into hedging arrangements. However, we do not manage our foreign currency exposure in a manner that eliminates all the effects of changes in foreign currency exchange rates on our revenues, cash flows, or the fair values of our assets and liabilities and as a result, changes in foreign currency exchanges rates may adversely affect us.

Commodity Price Risk

We currently have effective contractual arrangements with nearly all of our customers for passing through changes in the cost of palladium to them. Should these arrangements no longer be in place or effective in the future, we may need to hedge these costs and our results could be adversely affected.

Item 4. Certain Relationships and Related Party Transactions

There have been no material changes to our related party transaction or related policies as compared to those described in Item 7.B. “Major Shareholders and Related Party Transactions—Related Party Transactions” in our Annual Report on Form 20-F for the year ended December 31, 2021.

PART II — OTHER INFORMATION

Item 1. Legal Proceedings

We are from time to time subject to various claims, lawsuits and other legal proceedings. Some of these claims, lawsuits and other legal proceedings involve highly complex issues and often these issues are subject to substantial uncertainties. Accordingly, our potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management, with the assistance of legal counsel, periodically reviews the status of each significant matter and assesses potential financial exposure. We recognize provisions for claims or pending litigation when it determines that an unfavorable outcome is probable and the amount of loss can be reasonably estimated. Due to the inherent uncertain nature of litigation, the ultimate outcome or actual cost of settlement may materially vary from estimates. If management’s estimates prove incorrect, current reserves could be inadequate and we could incur a charge to earnings which could have a material adverse effect on its results of operations, financial condition, net worth, and cash flows.

Item 1A. Risk Factors

Part I, Item 3.D. “Risk Factors” in our Annual Report on Form 20-F for the year ended December 31, 2021, includes a discussion of our risk factors. There have been no material changes to our risk factors since those reported in our Annual Report on Form 20-F for the year ended December 31, 2021.

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3. Defaults Upon Senior Securities

None.

Item 5. Other Information

None.

Financial and Operating Results for the Third Quarter Ended September 30, 2022

On May 11, 2022, we issued a press release announcing our financial and operating results for the first quarter ended March 31, 2022. A copy of the press release is furnished as Exhibits 99.1 hereto.

Exhibits

Exhibit No.	Description

99.1	Press Release, dated May 11, 2022, issued by Atotech Limited.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Atotech Limited

By:	/s/ Peter Frauenknecht
Name:	Peter Frauenknecht
Title:	Chief Financial Officer

Date: May 11, 2022

***